

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010

June 5, 2007

<u>via U.S. Mail</u>

Mr. Michael S. Vandale
President and Chief Executive Officer
Patch International Inc.
Suite 300, 441 – 5th Avenue S.W.
Calgary, Alberta, Canada T2P 2V1

      Re: Patch International Inc.
            Registration Statement on Form SB-2
            Filed May 9, 2007
            File No. 333-142781

            Preliminary Information Statement on Schedule 14C
            Filed April 4, 2007, as amended
            File No. 0-28627

            Form 10-KSB for the Fiscal Year Ended May 31, 2006
            Filed August 24, 2006

            Form 8-K
            Filed May 1, 2007

Dear Mr. Vandale:

      We have limited our review of the above filings to the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

General

1.   Please be advised that, prior to requesting acceleration of effectiveness on this
      Form SB-2, you must clear all comments to the Schedule 14C filed April 4, 2007,
      as amended April 25, 2007.

2.   We note that when describing events or transactions of the consolidated entity,
      you attribute these to various subsidiaries, such as Patch Energy and Patch
      Oilsands, rather than speaking from a consolidated point of view. Please revise to
      utilize phrasing that is consistent with the basis on which you have prepared your
      financial statements (e.g. using "we" or "us"), rather than identifying the specific
      subsidiary involved, unless there is a particular reason to distinguish the entity,
      such as in the discussion of the acquisition of Damascus Energy in which you
      issued securities of your subsidiary. Also, when revising specific disclosures to
      comply with comments in this letter, please ensure that you make similar changes
      to the related disclosures appearing elsewhere in the filing.

Management's Discussion and Analysis or Plan of Operation, page 10

3.   We note that you completed your acquisition of Damascus Energy Inc. on
      December 15, 2006, and that you filed separate financial statements for Damascus
      Energy Inc. in a Form 8-K on May 1, 2007. As it appears you may have been
      following the guidance in Item 310(c) of Reg. S-B in filing the Form 8-K, tell us
      why you have not included financial statements for this acquisition in this
      registration statement. Submit the analysis that you performed under EITF 98-3
      in determining you had acquired a business.

4.   On page 12, you state that you consolidate your investment in the Partnership, and
      that you recorded a gain on dilution, being the difference between Energy's
      contribution to the Partnership (70%) and its equity interest (75%). Please expand
      your disclosure to identify the partnership. Please also describe your contribution,
      indicate what the other party contributed, and explain how these were determined
      to represent 70% and 30% respectively. Tell us how the gain arose, provide us
      with your underlying computations and journal entries, and submit the analysis
      that you performed in determining you had an earnings event, or otherwise met
      the criteria outlined in SAB Topic 5:H.

5.   On page 19, you state that you earned an initial 30% undivided working interest
      in the Dover Oil Sands project in exchange for payment of $6.5 million,
      reimbursement to Bounty for all expenditures made to date on the project, and
      issuance of 4.3 million exchangeable shares. Please disclose the amount paid as
      reimbursement of expenditures and indicate who received these shares. Tell us if

these shares were considered in your change of control analysis for the acquisition of Damascus Energy.

6.   On page 21, you quote the Canadian Energy Survey prepared by PricewaterhouseCoopers. As this constitutes an expert reference, you will need to either obtain and file a consent from PricewaterhouseCoopers, or remove the disclosure.

Financial Statements – Nine Months Ended February 28, 2007, page F-1

Note 5 – Acquisitions, page F-7

7.   You state that you acquired Damascus Energy by issuing a single Class A Preferred Voting share, which had common stock equivalent voting rights of 9.4 million shares, plus shares of your subsidiary that are exchangeable for an additional 9.4 million shares of your common stock, once you increase your authorized number of shares. Tell us who received these shares and the extent of ownership interest they had in each entity immediately prior to and following the acquisition. Revise your disclosure to clarify the provisions associated with the Class A Preferred Voting share having to do with voting rights and any possible conversion to common shares; the meaning of your disclosure stating that the number of votes equals the common shares issuable for the exchangeable shares "are at that time outstanding are then exchangeable" should be clear.

Given that you had 15 million shares of common stock outstanding as of May 31, 2006, and with the terms of this transaction apparently conveying the equivalent of 18.8 million shares, please revise your disclosure on page 31, presently stating that the stockholders of Damascus and Holdco acquired voting control "as to 31% of the then outstanding voting stock," to explain whether, when taking into consideration the voting rights of the Class A Preferred Voting share and the number of common shares issuable upon conversion of the exchangeable shares, there was a change in control of the enterprise.

8.   You disclosure indicates that the exchangeable shares would be converted to common shares only after you have increased your authorized number of shares. Please expand your disclosure to include details sufficient to understand your presentation of the $13 million liability reported for exchangeable shares on your February 28, 2007 balance sheet, including the rationale and manner of calculation; ensure that you explain the recourse available to holders of the exchangeable shares, absence an eventual increase in your authorized number of shares. Submit the analysis that you performed under EITF 00-19 in determining that liability accounting was required. On a related point, please modify your disclosure to explain the extent to which the holders of the Series A Preferred Shares of Energy, which you refer to as the exchangeable shares, have voting or economic interests in the operations and assets of this subsidiary.

9.   As you had several capital transactions relating to stock issued for the acquisitions of Damascus Energy and 1289307 Alberta Ltd, it would be helpful to have a rollforward of the equity accounts for the nine-month interim period ended February 28, 2007.

Note 13 – Subsequent Event, page F-14

10.   You state that you completed a sale of assets to Great Northern Oilsands Inc. on March 8, 2007. Given that you also disclose in Note 3 on page FFF-4 of your Pro Forma financial statements that you had entered into a letter agreement to complete this transaction on January 16, 2007, tell us why you did not find it necessary to present the related activity as discontinued operations, following the guidance in paragraphs 30 and 41 through 44 of SFAS 144 for assets held for sale. Please revise your disclosures beginning on page 14, concerning your results of operations, to clearly distinguish continuing operations from discontinued operations, based on the financial statement presentation.

Financial Statements – Fiscal Years Ended May 30, 2006 and 2005, page FF-1

Statement of Stockholders' Equity (Deficit), page FF-5

11.   We note that you acquired all the issued and outstanding common stock of Patch Energy Inc. in 2004 and accounted for this acquisition as a reverse merger recapitalization, with this entity being treated as the accounting acquirer. Therefore, in the statement of stockholders' equity, all issuances of shares prior to the date of the merger should be recast to reflect the ratio of shares exchanged in the merger, not unlike a stock split or reverse stock split, along with any adjustment to the par value of common shares.

We understand that the 5,157,702 shares you have listed as Praxis Pharmaceuticals, Inc. were the outstanding shares of the legal entity immediately prior to the event; please revise the caption to clarify. Please also align the book value of the net assets acquired in the recapitalization, identified as a net liability of $152,024 on page FF-12, with this corresponding share count. Completing the foregoing should eliminate the need for the 18,232,625 and 4,558,156 share entries, as well as the $250,020 positive and negative cancelling entries; please revise accordingly.

Form 8-K Filed May 1, 2007

Financial Statements – Damascus Energy Inc.

Statement of Cash Flows, page F-4

12.   We note that you present $7.2 million for changes in "non-cash working capital"
        as investing activities in 2006. Please disclose details sufficient to understand
        what this item represents, so that it is clear which category of cash receipts
        described in paragraph 16 of SFAS 95 you are reporting. Please also disclose
        details of the $8.2 million cash expenditure that you report in 2006. If these do
        not represent actual cash receipts and disbursements, please revise as necessary to
        comply with SFAS 95.

Note 4 – Property and Equipment, page F-10

13.   We note that you entered into an agreement with Bounty Developments Ltd. for a
        right to earn up to an 80% working interest in the Dover Oil Sands Project. You
        state that you paid $6.6 million to Bounty and issued approximately 8.7 million
        shares of your stock. You also state that you paid 6 million shares for finders'
        fees. Tell us who the beneficial owners of Bounty Developments Ltd. are, who
        received the finders' fees, and the reasons you believe the value ascribed to the
        shares issued for each component has been appropriately capitalized. Please also
        tell us why you believe the shares issued, in each instance, were appropriately
        valued at $0.35 per share.

        Since Damascus Energy appears to have had 2.1 million shares outstanding as of
        December 31, 2005, the 2006 issuance of 14.7 million shares for the interest in
        Dover Oil Sands Project seems to have largely secured a continuing interest for
        Bounty Developments Ltd. and its owners. As there are circumstances under
        which the retention of a controlling interest would require accounting based on
        the carry-over values of historical costs, please explain to us how you have
        factored this aspect of the transaction into your decision to step-up the basis in the
        assets received, utilizing the value of shares issued. Tell us the cost basis that
        Bounty had in the agreement concerning this property immediately before the
        event, as well as any other assets or liabilities conveyed, as would be calculated
        under generally accepted accounting principles. .

Form 10-KSB for the Fiscal Year Ended May 30, 2006

General

14.   Given that the accounting and disclosures in your registration statement are
        similar in many instances to the reporting in your periodic reports, it may be
        necessary to amend your annual and subsequent interim reports to comply with

comments written on your registration statement. Please contact us regarding this matter if you require further clarification, or if you decide not to proceed with your registration statement.

Closing Comments

As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Nasreen Mohammed at (202) 551-3773 or, in her absence, Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me, at (202) 551-3611 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Wynn
       N. Mohammed
       K. Hiller

       via facsimile
       Fay M. Matsukage, Esq.
       Dill, Dill, Carr, Stonbraker & Hutchings P.C.
       (303) 777-3823